UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 36)*

                THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
               -----------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK, Par Value $1 Per Share
                    -------------------------------------
                        (Title of Class of Securities)

                                 390064 10 3
                                 ------------
                                (CUSIP Number)

                               John D. Barline
                           7138 Interlaken Drive SW
                           Tacoma, Washington 98499

                                with a copy to

                               Samuel C. Butler
                           Cravath, Swaine & Moore
                               Worldwide Plaza
                              825 Eighth Avenue
                              New York, NY 10019

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                     April 12, 1999 to December 20, 2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 Pages

CUSIP No. 390064 10 3

(1)     NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                        Erivan Karl Haub
                        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
                      AF and PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                         [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany

          NUMBER OF           7         SOLE VOTING POWER
           SHARES                       88,100
        BENEFICIALLY
        OWNED BY EACH         8         SHARED VOTING POWER
          REPORTING                     21,710,000
         PERSON WITH          9         SOLE DISPOSITIVE POWER
                                        88,100

                             10         SHARED DISPOSITIVE POWER
                                        21,710,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      21,798,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |X|
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   56.8%
14        TYPE OF REPORTING PERSON*
                   IN



                  *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 390064 10 3                               Page  3   of 15 Pages




1         NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                        Tengelmann Warenhandelsgesellschaft
                                     51-0235841

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
                      WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                         [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany

          NUMBER OF           7         SOLE VOTING POWER
           SHARES
        BENEFICIALLY          8         SHARED VOTING POWER
        OWNED BY EACH                   21,710,000
          REPORTING
         PERSON WITH          9         SOLE DISPOSITIVE POWER

                              10        SHARED DISPOSITIVE POWER
                                        21,710,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      21,710,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               56.6%

14        TYPE OF REPORTING PERSON
               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 3 of 15 Pages


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          This Amendment No. 36 relates to the purchase and sale of shares of
Common Stock (as defined below) by the Reporting Parties since April 12, 1999, and is intended to amend and restate the entire text of the statement on
Schedule 13D (the "Statement") to update the information presented therein and create a composite Statement presenting such information in one document. Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.  Security and Issuer

          This Statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.  Identity and Background

                                  (a)-(c); (f)

          The names of the persons filing this Statement (the "Reporting Parties") are Tengelmann Warenhandelsgesellschaft, a partnership organized under the laws of the Federal Republic of Germany ("Tengelmann") and Erivan Karl Haub.

          The business address of both Reporting Parties is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany.

          Tengelmann is engaged in general retail marketing. It owns and operates through affiliated companies and subsidiaries


                               Page 4 of 15 Pages


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of the Tengelmann Enterprises Group several chains of stores which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries, China, Canada and the United States. The partners of Tengelmann are Erivan Karl Haub, Tengelmann Verwaltungs-und Beteiligungsgesellschaft ("Verwaltungs"), a limited liability company authorized under the laws of the Federal Republic of Germany whose principal business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany, and Erivan Karl Haub's three sons: Karl-Erivan Warder Haub, Georg Rudolf Otto Haub and Christian Wilhelm Erich Haub. One half of the partnership assets of Tengelmann are owned by Erivan Karl Haub, with the remainder equally divided among his three sons.

          Karl-Erivan Warder Haub is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. Karl-Erivan Warder Haub is Chairman of the Executive Board (Chief Executive Officer) and the fully authorized representative of Tengelmann. Georg Rudolf Otto Haub is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. Georg Rudolf Otto Haub is Consultant for Store Planning and Construction for Tengelmann. Christian Wilhelm Erich Haub is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey


                               Page 5 of 15 Pages


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07645. Christian Wilhelm Erich Haub became President and Chief Executive Officer of the Company on May 1, 1998.

          Verwaltungs, whose only shareholders are Erivan Karl Haub and his three sons, is not an operating company. Its managing directors are Mrs. Rosemarie Baumeister, Dr. Wilfrid Vogt, Mr. Karl-Erivan Warder Haub, Mr. Georg Rudolf Otto Haub and Mr. Christian Wilhelm Erich Haub. Mrs. Rosemarie Baumeister and Dr. Wilfrid Vogt, both of whom are citizens of the Federal Republic of Germany, are employees of Tengelmann. Their business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany.

          Erivan Karl Haub is Chairman of Tengelmann. By virtue of the articles of association of Tengelmann, Erivan Karl Haub has the exclusive right to direct Tengelmann and is solely responsible for its conduct.

                                     (d)-(e)

          Neither of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of Verwaltungs or any partner of Tengelmann has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or


                               Page 6 of 15 Pages
state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          Since April 12, 1999, Tengelmann has purchased 680,000 shares of Common Stock. The funds used by Tengelmann to purchase all such shares consisted of available cash from its general funds not needed for its present business. Since April 12, 1999, Erivan Karl Haub has purchased 87,000 shares of Common Stock. The funds used by Erivan Karl Haub to purchase all such shares consisted of his personal funds.

          The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by the Reporting Parties, other than the shares referred to in the previous paragraph, were acquired by the Reporting Parties in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D ("Previous Filings").

          Since April 12, 1999, Christian Wilhelm Erich Haub has purchased 400 shares of Common Stock using his personal funds and received grants of 82,500 options to purchase Common Stock in connection with his employment with the Company.

Item 4.  Purpose of Transaction

          Tengelmann holds shares of Common Stock as an investment. Except for Christian Wilhelm Erich Haub serving as President and Chief Executive Officer of the Company, Tengelmann does not participate in the day-to-day management of the Company,


                               Page 7 of 15 Pages
and it does not have any present intention to increase its participation. Tengelmann reserves the right, however, to increase its participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

          Of the 11 directors of the Company, the following five were suggested for nomination by Tengelmann:

                  John D. Barline
                  Rosemarie Baumeister
                  Christian W.E. Haub
                  Helga Haub
                  R.L. "Sam" Wetzel

Tengelmann expects to continue to nominate persons for election as directors of the Company. While it has no present intention of doing so, Tengelmann reserves the right to nominate and cause the election of additional directors or all the members of the Board of Directors of the Company (the "Board"), and the size of its holdings of Common Stock gives it power to do so.

          The Reporting Parties may from time to time purchase additional shares of Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Company and other factors. The Reporting Parties also reserve the right to make a tender offer or acquire shares of Common Stock in any other manner in order to further increase their interest in the Company. Furthermore, the Reporting Parties reserve the right to reduce their interest in the Company


                               Page 8 of 15 Pages
from time to time by open market or private sales of Common Stock.

          The Reporting Parties do not have any present plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (other than those described in the immediately preceding paragraph of this Item 4), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present Board or the management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any material change in the Company's business or corporate structure, (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Parties, however, reserve the right to adopt and


                               Page 9 of 15 Pages
implement any plan or proposal or make any change with respect to the Company, including one or more of those referred to in the first sentence of this paragraph, to the extent they deem any such plan, proposal or change to be appropriate, and the size of Tengelmann's holdings of Common Stock gives them power to do so.

Item 5.  Interest in Securities of the Issuer

                                     (a)-(b)

          As of the close of business on December 20, 2000, Erivan Karl Haub was the beneficial owner (through the direct ownership of Tengelmann) of 21,710,000 shares of Common Stock constituting approximately 56.6% of the outstanding shares of Common Stock (according to the Company, as of May 18, 2000, there were outstanding 38,367,216 shares of Common Stock). In addition, as of the close of business on December 20, 2000, Erivan Karl Haub was the direct beneficial owner of 88,100 shares of Common Stock constituting approximately .02% of the outstanding shares of Common Stock. As of the close of business on December 20, 2000, to the best knowledge of the Reporting Parties, the persons named in Item 2 hereof (other than the Reporting Parties) and the directors of the Company suggested for nomination by Tengelmann (including Helga Haub and Rosemarie Baumeister) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto. Helga Haub, the wife of Erivan Karl Haub and a citizen of the Federal Republic of Germany whose business address is Hasengartenstrasse 25, 65189 Wiesbaden, Federal Republic of Germany, is a member of the Supervisory Board


                               Page 10 of 15 Pages
of Kaiser's Kaffee Geschaft AG ("Kaiser") and a director of the Company. Rosemarie Baumeister, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany, is a Senior Vice President of Tengelmann, a member of the Supervisory Boards of Kaiser and Tengelmann Espana, a member of the Advisory Board of Deutsche Bank AG and a director of the Company.

          Except as described in the preceding paragraph, neither of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof, nor any person who, together with any of the persons named in Item 2 hereof, comprise a group within the meaning of Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock. The Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by Christian Wilhelm Erich Haub, Helga Haub or Rosemarie Baumeister. The Reporting Parties expressly declare that the filing of this statement shall not be construed as an admission that either of the Reporting Parties is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by Christian Wilhelm Erich Haub, Helga Haub or Rosemarie Baumeister.

                                       (c)

          Within the past sixty days, neither of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof, has effected any


                               Page 11 of 15 Pages
transactions in the Common Stock except for the transactions listed on Appendix B hereto.

                                    (d)-(e)

          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          In connection with Tengelmann's reservation of the right to acquire or sell shares of Common Stock from time to time in the open market and by private purchase or sale, UBS Warburg LLC has acted and presently acts as broker and agent for Tengelmann.

Item 7.  Material to Be Filed as Exhibits

          Not applicable.


                               Page 12 of 15 Pages


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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TENGELMANN WARENHANDELSGESELLSCHAFT,

                                by  /s/ Erivan Karl Haub by John D. Barline
                                  ---------------------------------------------
                                  Erivan Karl Haub, Managing Partner
                                                 by
                                         John D. Barline
                                         Attorney-in-Fact

                                     /s/ Erivan Karl Haub by John D. Barline
                                   --------------------------------------------
                                          Erivan Karl Haub
                                                by
                                          John D. Barline
                                          Attorney-in-Fact

December 29, 2000



                               Page 13 of 15 Pages


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                                                                      Appendix A

           Persons Named
            in Item 5(a)
             (other than                                        Percentage of
           the Reporting                   Number of             Outstanding
              Parties)*                    Shares**                Shares ***
           -------------                  -----------           -------------

John D. Barline                             5,300                     ****
Rosemarie Baumeister                        6,500                     ****
Christian Wilhelm Erich Haub              378,300                     ****
Helga Haub                                  6,500                     ****
R.L. "Sam" Wetzel                           4,200                     ****


--------------------

     * To the best knowledge of the Reporting Persons, each such person has the sole power to vote and dispose of his or her shares of Common Stock.

    ** The amounts shown include all options granted under Company plans regardless of whether exercisable within 60 days. The number of options included in the total number of owned shares are 3,100 for John D. Barline, 3,700 for Rosemarie Baumeister, 377,500 for Christian Wilhelm Erich Haub, 3,700 for Helga Haub and 3,700 for R.L. "Sam" Wetzel.

   *** According to the Company, as of May 18, 2000, there were outstanding 38,367,216 shares of Common Stock.

  **** Less than 1%.


                               Page 14 of 15 Pages


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                                                                      APPENDIX B





              TRANSACTIONS IN COMMON STOCK BY THE REPORTING PARTIES
                              SINCE OCTOBER 1, 2000



                        Date of            Number of              Price
  Purchaser             Purchase        Shares Purchased        Per Share
  ---------             --------        ----------------        ---------
Tengelmann                10/3              150,000              $10.5000
Tengelmann                10/4               10,000              $10.2500
Tengelmann                10/12              20,000              $ 9.0625
Tengelmann                10/13              14,700              $ 8.9558
Tengelmann                10/17               5,300              $ 9.0000

Erivan Karl Haub          10/3                2,000              $10.5000
Erivan Karl Haub          10/12               3,000              $ 9.5000
Erivan Karl Haub          10/18               3,000              $ 9.0000
Erivan Karl Haub          11/14               3,000              $ 8.7500
Erivan Karl Haub          12/6                1,000              $ 7.0000



                               Page 15 of 15 Pages